September 28, 2020

VIA EDGAR

Mr. John Hodgin, Petroleum Engineer

Mr. Ethan Horowitz, Accounting Branch Chief

Division of Corporate Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention: Staff of the Division of Corporate Finance, Office Energy & Transportation

Re: Vista Oil and Gas, S.A.B. de C.V. Form 20-F for the Fiscal Year Ended December 31, 2019 Filed April 30, 2020 File No. 001-39000

Dear Mr. Hodgin and Mr. Horowitz:

By letter delivered September 14, 2020, you provided comments of the staff of the Office of Energy & Transportation (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on the annual report on Form 20-F for the fiscal year ended December 31, 2019 filed on April 30, 2020 (the “Form 20-F”) by Vista Oil and Gas, S.A.B. de C.V. (“Vista” or the “Company”). The Company is submitting herewith via EDGAR responses to the Staff’s comments.

For ease of reference, the text of the Staff’s comments is set forth in full in this letter in boldface type and our responses are immediately below.

Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2019

Information on the Company

Oil and Natural Gas Reserves

Reserves, page 83

1.

Expand the information provided in your annual filing on Form 20-F to include the disclosures required in Items 1203(b), 1203(c) and 1203(d) of Regulation S-K relating to your proved undeveloped reserves as of December 31, 2019.

Office of Energy & Transportation

September 28, 2020

Response: We acknowledge the Staff’s comment, and in response, we respectfully advise the Staff that the information set forth below expands our disclosure on our Form 20-F. In addition, we undertake to include similar expanded narrative disclosure on proved undeveloped reserves in our future filings under the section “Oil and Natural Gas Reserves—Reserves”.

Changes in our proved undeveloped reserves during 2019

As of December 31, 2019, we had an estimated volume of proved undeveloped reserves of 52.1 million barrels of oil equivalent (MMboe), which represented approximately 51.2% of the 101.8 MMboe total reported proved reserves as of such date. This compares to estimated proved undeveloped reserves of 12.1 MMboe as of December 31, 2018.

The total increase of 40.0 MMboe in proved undeveloped reserves in 2019 is mainly attributable to:

•

An increase of 45.1 MMboe in the extensions and discoveries category, mainly driven by results in our Bajada del Palo Oeste project, where after the completion and tie-in of the initial two 4-well pads, a total of 44.6 MMboe corresponding to 44 new well locations (eleven 4-well pads) were added to the proved undeveloped category; and

•	An increase of 0.1 MMboe due to revisions of previous estimates.

This was partially offset by:

•

A decrease of 5.2 MMboe, which were recategorized as proved developed reserves, as a result of the tie-in of 18 new wells (of which 2.1 MMboe are associated with the tie-in of the first pad of 4 new wells in the Bajada del Palo Oeste project).

During 2019, we invested US$80.7 million to convert proved undeveloped reserves to proved developed reserves, of which US$61.2 million correspond to drilling, completion and tie-in activities of 18 new wells, and US$19.5 million relate to investments in oil and gas treatment and transportation capacity.

We plan to put 100% of our reported 2019 year-end proved undeveloped reserves into production through activities to be implemented within five years of initial disclosure.

Independent Reserves Engineers, page 86

2.

Expand your disclosure to include the qualifications of the technical person(s) within the third party engineering firm responsible for overseeing the preparation of the reserves estimates presented in your filing for Argentina in accordance with Item 1202(a)(7) of Regulation S-K.

Response: We acknowledge the Staff’s comment, and in future Forms 20-F, we will include additional disclosure in connection with the qualifications of the technical person(s) within the third party engineering firm overseeing the preparation of the reserves estimates presented in our filing in accordance with Item 1202(a)(7) of Regulation S-K.

For the year ended December 31, 2019, the technical person within the third party engineering firm overseeing the preparation of the reserves estimates presented in our filing for Argentina was Mr. Federico Dordoni. As presented in Exhibit 99.1 (please refer to the Certificate of Qualification included therein), Mr. Dordoni, a Vice President with DeGolyer and MacNaughton at 5001 Spring Valley Road, Suite 800 East, Dallas, Texas, 75244 U.S.A., attended Buenos Aires Institute of Technology (ITBA) University and graduated with a degree in Petroleum Engineering in

Office of Energy & Transportation

September 28, 2020

the year 2004, he is a Registered Professional Engineer in the State of Texas and a member of the Society of Petroleum Engineers, and has more than 15 years of experience in the oil and gas reservoir studies and reserves evaluations.

As an example, for the year ended December 31, 2019, the disclosure would be as follows:

“The 2019 reserves data of the assets we own in Argentina were certified by a third party: D&M. D&M is a global oil and gas consultancy that has been offering technical, commercial, and strategic advice to the oil and gas industry since 1936. Vista asked D&M to prepare a report which was issued on February 6, 2020 covering reserves as of December 31, 2019 of the assets we own in Argentina. For disclosure describing the qualification of D&M’s technical person primarily responsible for overseeing our reserves evaluation, see Exhibit 99.1 to this annual report.”

Drilling Activities, page 90

3.

Expand the disclosure of your drilling activities to provide the number of net productive and dry exploratory and development wells drilled in each of the last three fiscal years by geographical area. Refer to the disclosure requirements in Items 1205(a)(1) and 1205(a)(2) of Regulation S-K.

Response: We acknowledge the Staff’s comment and in response thereto, we have expanded the information in our Form 20-F as set forth below. In addition, we undertake to include similar disclosure to the one set forth below in our future filings under the section “Drilling Activities.”

The tables below set forth the number of wells drilled by us in each of the last three years, by type (development or exploratory) and productivity (productive or dry).

Argentina

For the Year Ended December 31,	Oil development well - productive	Gas development well - productive	Oil development well - dry	Gas development well - dry	Exploratory well - productive	Exploratory well - dry
2017(1)	1	2	1	0	0	0
2018	17	3	0	0	0	0
2019	20	5	2	0	1	1

Mexico(2)
For the Year Ended December 31,	Oil development well - productive	Gas development well - productive	Oil development well - dry	Gas development well - dry	Exploratory well - productive	Exploratory well - dry
2017(1)	—	—	—	—	—	—
2018	—	—	—	—	—	—
2019	0	0	0	0	0	0

(1)	Information corresponds to the Predecessor.
(2)	The Mexican operations commenced in 2019.

Office of Energy & Transportation

September 28, 2020

Notes to the Consolidated Financial Statements

Note 35. Supplementary Information on Oil and Gas Activities

Estimated Oil and Gas Reserves, page F-108

4.

Expand your disclosure to reconcile the overall change in the line item by separately identifying and quantifying the net amount attributable to each factor, including offsetting factors, underlying a significant change so that the change in net reserves between periods is fully explained. In particular, disclosure relating to revisions in previous estimates should identify such individual underlying factors as changes caused by commodity prices, well performance, improved recovery, uneconomic proved undeveloped locations or changes resulting from the removal of proved undeveloped locations due to changes in a previously adopted development plan. For example, the explanation for revisions of previous estimates identifies a single factor that is “mainly” responsible for the change in each of the periods presented, but does not appear to fully address the change in this line item. Refer to the disclosure requirements in FASB ASC 932-235-50-5.

Response: We acknowledge the Staff’s comment, and in response thereto, we have expanded the information in Note 35 to our Form 20-F as set forth below. In addition, for the FY2020 in our upcoming Form 20-F, and in any other future filings, we undertake to expand the discussion to include a more detailed explanation of the changes in the line items under “Note 35. Supplementary Information on Oil and Gas Activities—Estimated Oil and Gas Reserves” in our consolidated financial statements.

Material changes in proved reserves during 2019

Revisions of previous estimates

There was an increment of proved reserves of 2.4 million barrels (MMbbl) and 17.8 billion cubic feet (Bcf) related to the revision of previous estimates. Material increments were related to well performance in the following concessions: Entre Lomas (+0.9 MMbbl and +11.6 Bcf), Acambuco (+1.0 Bcf), Bajada del Palo Este (+0.2 MMbbl and +1.0 Bcf) and Jagüel de los Machos (+1.0 MMbbl and +1.3 Bcf). Additionally, there was an addition of 0.3 MMbbl and 0.6 Bcf in the Coirón Amargo Sur Oeste concession related to a change in well design, an addition of 1.6 MMbbl and 2.3 Bcf related to the Bajada del Palo Oeste shale oil project due to well performance of the first 4-well pad, and an addition of 3.0 Bcf related to gas projects in the Bajada del Palo Oeste conventional block.

The abovementioned increments were partially offset by higher declines related to well performance in the following concessions: 25 de mayo – Medanito (-0.5 MMbbl and -1.0 Bcf), Charco del Palenque (-0.2 MMbbl and -0.2 Bcf), Coirón Amargo Norte (-0.1 MMbbl and -0.1 Bcf) and the Bajada del Palo Oeste conventional block (-0.8 MMbbl). Additionally, 1.7 Bcf corresponding to the Jarilla Quemada block were removed from proven reserves due to lower commodity prices.

Extensions and discoveries

The material increment of 41.2 MMbbl and 43.8 Bcf in proved reserves is related to the Vaca Muerta shale oil development in the Bajada del Palo Oeste concession. Proved developed reserves increased 3.4 MMbbl and 3.5 Bcf, due to the tie-in of a second 4-well pad that was not previously booked as proved undeveloped reserves. Proved undeveloped reserves for the same project increased 37.6 MMbbl and 39.5 Bcf, corresponding to eleven 4-well pads (44 new well locations). Additionally, 0.2 MMbbl and 0.8 Bcf correspond to our operation in Mexico.

* * *

Office of Energy & Transportation

September 28, 2020

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the 20-F and that the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at +54 9 11 5053 1833 or Andrés de la Cruz at +1 212 225 2208 or Emilio Minvielle at +54 11 5556 8922, both of Cleary Gottlieb Steen & Hamilton LLP.

Very truly yours,

/s/ Pablo Manuel Vera Pinto
Pablo Manuel Vera Pinto
Chief Financial Officer

cc:	Andrés de la Cruz, Esq.
Cleary Gottlieb Steen & Hamilton LLP

Emilio Minvielle, Esq.
Cleary Gottlieb Steen & Hamilton LLP

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